Spencer G. Feldman

(212) 801-1221

December 6, 2006

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Odyne Corporation
Current Report on Form 8-K
File No. 333-130768 (the “Form 8-K”)

Ladies and Gentlemen:

On behalf of Odyne Corporation, a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, one complete copy of Amendment No. 4 to Form 8-K on Form 8-K/A, File No. 333-130768 (the “Amendment”), including one complete copy of the exhibit listed in the Amendment as filed therewith.

The Amendment responds to the comments received from the staff of the SEC by letter, dated November 30, 2006, as discussed below.

Comment No. 1:  In response to the staff’s comment, the disclosure in Item 4.01 has been revised to reflect that: (1) there were no consultations with Odyne’s new accountant, Marcum & Kliegman LLP, during the two most recent fiscal years and the subsequent interim periods through November 20, 2006, and (2) there have been no disagreements with Odyne’s former accountant, Most & Company, LLP, during the two most recent fiscal years and the interim period from the date of the last audited financial statements to November 20, 2006, the date of termination.  In response to the staff’s comment, an updated letter from Most & Company, LLP has been attached as Exhibit 16.1 to the Amendment.

* * * *

Securities and Exchange Commission

December 6, 2006

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:

Mr. Robert S. Littlepage
Accountant Branch Chief, Division of Corporation Finance

Ms. Kenya Wright Gumbs
Staff Accountant, Division of Corporation Finance

Mr. Roger M. Slotkin

Mr. Joshua A. Hauser

Marcum & Kliegman LLP